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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkland Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell 734-663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr. Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkland Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Karen L Carroll

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAREN L CARROLL
Notary Public - State of Michigan
County of Livingston
My Commission Expires Jan 4, 2025
Acting in the County of Washtenaw

Parkland Securities, LLC
Index
December 31, 2019

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Parkland Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Parkland Securities, LLC (the Company) as of December 31, 2019, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II and is fairly stated, in all material respects, in relation to the financial statement as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 28, 2020

Parkland Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$4,618,325
Restricted cash and restricted cash equivalents	85,030
Investments owned, at fair value	1,751,931
Commissions receivable	2,208,239
Receivable from clearing broker	87,236
Interest receivable	17,131
Receivable from representatives	53,380
Receivable from related parties	4,731
Other receivables	186,769
Fixed assets, net of accumulated depreciation	12,269
Other assets	815,209
Total assets	$9,840,250
Liabilities and Member's Equity	
Commissions payable	$1,981,629
Management fees payable to related party	91,733
Accounts payable and other liabilities	1,064,514
Total liabilities	3,137,876
Member's equity	
Member's contributions	1,250,000
Retained earnings	5,452,374
Total member's equity	6,702,374
Total liabilities and member's equity	$9,840,250

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
Statement of Income
Year Ended December 31, 2019

Revenues	
Commissions	$46,351,587
Representative fees	1,723,153
Interest	257,227
Account fees and other charges	259,734
Sponsorship revenues	316,940
Other revenues	323,133
Total revenues	49,231,774
Expenses	
Commission expense	39,720,799
Management fee expense	4,123,572
Litigation and legal	152,379
Regulatory and licensing	181,761
Clearing and brokerage	316,629
Computer support and software	562,726
Other expenses	1,368,343
Total expenses	46,426,209
Net income	$ 2,805,565

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

	Member's Contributions	Retained Earnings	Total
Balances, January 1, 2019	$1,250,000	$4,281,465	$5,531,465
Net income	-	2,805,565	2,805,565
Distributions	-	(1,634,656)	(1,634,656)
Balances, December 31, 2019	$1,250,000	$5,452,374	$6,702,374

The accompanying notes are an integral part of these financial statements

Parkland Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities	
Net income	$ 2,805,565
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	9,030
Adjustments to investments owned, at fair value	(2,189)
Changes in assets and liabilities	
Increase in receivable from clearing broker	(26,174)
Increase in commissions receivable	(498,589)
Increase in representative fees receivable	(21,677)
Decrease in interest receivable	3,875
Increase in other receivables	(69,527)
Increase in receivable from affiliates	(4,143)
Increase in other assets	(22,837)
Increase in commissions payable	143,256
Decrease in management fees payable to related party	(33,974)
Increase in accounts payable and accrued expenses	30,464
Net cash provided by operating activities	2,313,080
Cash flows from investing activities	
Proceeds from maturity of investments	2,473,000
Purchase of investments	(4,222,742)
Net cash used in investing activities	(1,749,742)
Cash flows from financing activities	
Distributions paid to members	(1,627,333)
Net decrease in cash, restricted cash, and cash equivalents	(1,063,995)
Cash, restricted cash and cash equivalents, beginning of year	5,767,350
Cash, restricted cash and cash equivalents, end of year	$4,703,355
Supplemental disclosure of cash flow information	
Payment of prior year distribution payable	$43,028
Interest paid	$11,002
Distribution payable as of December 31, 2019 *	$50,351

* Distribution payable amounts are included in accounts payable and other liabilities on the statement of financial condition but excluded from the change in accounts payable and other liabilities on the statement of cash flows.

The accompanying notes are an integral part of these financial statements

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Parkland Securities, LLC (the "Company") is a registered broker-dealer subject to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a limited liability company organized under the laws of the State of Delaware.

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity contracts, fixed and index annuities, and alternative investments such as Internal Revenue Code § 1031 exchange programs, real estate investment trusts, and oil and gas programs. The Company offers these products through independent contractor registered representatives who operate independent branch offices located throughout the United States of America and its territories.

The Company operates pursuant to Exchange Act Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record are commonly referred to as application-way accounts, sometimes also known as "check and application," "direct application," and "subscription-way" accounts. The Company does not hold customer funds or safeguard customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)* and subsequent updates Nos. 2018-01, 2018-11, and 2019-01 (together, "ASC Topic 842") on January 1, 2019. The Company has determined that it does not have any lease assets or liabilities that are within the scope of ASC Topic 842 and determined there is no material impact as a result of adopting ASC Topic 842. Consequently, no cumulative adjustments were recorded to retained earnings.

FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326)* in June 2016, followed by subsequent updates Nos. 2018-19, 2019-05, and 2019-11 (together, "ASC Topic 326"), and became effective for annual reporting periods beginning after December 15, 2019. ASC Topic 326 requires certain financial assets of the Company to be evaluated for expected credit losses over the lifetime of the asset.

Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of January 1, 2020 related to the financial assets within the scope of Topic ASC 326 and identified no material current expected credit losses to be recorded.

Cash, Cash Equivalents, and Restricted Cash

The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money market funds at financial institutions (Note 6). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted cash and restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS, other financial institutions, or arising from applicable SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000, cash balances on deposit with other financial institutions in the amount of $10,000, and $30 on deposit at a financial institution that are segregated for special bank accounts for the exclusive benefit of customers and reserve requirements under Exchange Act Rule 15c3-3.

Cash and cash equivalents	$4,618,325
Restricted cash	85,030
Total cash, restricted cash and cash equivalents shown in the statement of cash flows	$4,703,355

Investments Owned, At Fair Value

The Company invests funds in United States Treasury notes (the "Treasury Notes") along with certificates of deposit issued by several banks which are insured by the Federal Deposit Insurance Corporation ("FDIC"). The certificates of deposit are placed with participating banks of the Certificate of Deposit Account Registry Service ("CDARS"). Due to the relatively short maturities (13 weeks) and contracted amounts, the certificates of deposit are stated at cost plus accrued interest, which approximates fair value.

The Treasury Notes vary in face value, maturity, and stated interest rate. The Company purchases Treasury Notes close to maturity (one year or less) and has elected fair value option with gains and losses recorded in the statement of income. Transactions for investments are recorded on a trade date basis along with any related gains and losses.

Commissions Receivable and Commissions Payable

Commissions receivable represent the dealer concessions and 12b-1 fees owed to the Company from registered investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts owed to registered representatives of the Company for their services, sales commissions, and 12b-1 fees earned related to customer transactions.

Receivable from Clearing Broker

Receivable from clearing broker includes the net amounts owed from NFS to the Company for dealer concessions, markups on riskless securities transactions, customer account fees, and other charges.

The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition in accordance with FASB ASC Topic 210, *Balance Sheet.* Interest due to the Company from NFS is recorded in interest receivable.

Receivable from Representatives
Registered representative affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, then the net balance owed to the Company is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on their behalf and submitted to the FINRA Central Registration Depository. The amounts owed from the registered representatives that are not offset against their commissions for these registration and licensing costs are also included in receivables from representatives.

Other Receivables
Other receivables include amounts relating to sponsorship revenues, promissory notes ("Notes"), trade receivables, and any receivables relating to errors and omissions insurance indemnification provisions for various costs associated with litigation or arbitrations brought against the Company.

The Company makes periodic Notes to associated persons. These Notes typically have stated interest rates above the prime rate and have maturities of five years or less. The terms of the Notes include provisions to accelerate the maturity date if the associated person ceases to be associated with the Company. Upon acceleration of the maturity the remaining principal balance and any accrued interest becomes due within 30 days and includes the right to offset any compensation owed to the associated person. As of December 31, 2019, the outstanding principal balance of the Notes was $51,420.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2019:

Office equipment	$ 184,755
Less: Accumulated depreciation	(172,486)
Fixed assets, net of accumulated depreciation	$ 12,269

Other Assets
Included in other assets are $426,111 in prepaid expenses for payments to the Central Registration Depository and other vendors for licensing and registration costs, national and regional conference deposits, unamortized cost for errors and omissions insurance policies, surety bond, and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight-line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 3 to 5 years and may contain provisions requiring yearly minimum production requirements. A portion of the loan principal balance is forgiven monthly or annually on anniversary dates of the loan and upon the satisfaction of any production requirements. The Company realizes the economic benefit over the passage of time and amortizes the costs using the straight-line method over the stated period.

Signing bonuses that contain contract terms which require the registered representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain term provisions are expensed when incurred.

If the terms of the agreement are breached by the registered representative, the registered representative is responsible for the repayment of any balances to the Company according to the terms of the agreement. For a forgivable loan, the registered representative is required to make payment of the principal and accrued interest amounts outstanding as of the prior anniversary date. For a signing bonus, the registered representative may be liable for the entire amount of the signing bonus or a prorated amount based on the time remaining under the agreement.

As of December 31, 2019, the unamortized balance for forgivable loans and signing bonuses was $257,117 and $129,778, respectively, and is reflected in other assets.

Accounts Payable and Other Liabilities

Liabilities of the Company for general operating expenses owed to third parties, various states for assessments and member withholdings (Note 3), loss contingencies (Note 5), and unearned revenues are presented in accounts payable and other liabilities in the statement of financial condition.

Unearned revenues are related to sponsorship revenues and errors and omission insurance premium payments from registered representatives for which the performance obligation has not been satisfied and other deferred revenues. Payments that are collected in advance are recognized when earned or over the life of the policy or contract.

Revenue Recognition

The Company entered into a Fully Disclosed Clearing Agreement (the "Clearing Agreement") with NFS on August 4, 2011, and subsequently amended the Clearing Agreement in January 2019. The Company also has entered into various contracts ("Distribution Agreements") with life insurance companies, registered investment companies, and other investment providers. The Distribution Agreements and the Clearing Agreement specify the terms and responsibilities of each party and commonly provide for certain indemnifications to the parties (Note 7). Distribution Agreements also include compensation schedules that disclose the compensation to be paid to the Company in return for the solicitation, distribution, and marketing of the investment provider's products and/or services.

<u>Commissions</u>

Commission revenues are generated by the sale of investments, life insurance and annuity products, as well as 12b-1 fees from customer security positions by the Company's registered representatives. The Company conducts transactions on a fully disclosed basis through its clearing firm or by effecting transactions on an application-way basis with product providers.

Revenues derived from customer sale transactions are recognized at the point of sale when the Company's performance obligation is satisfied or the trade date. For transactions involving the issuance of variable and traditional life insurance policies, or variable and traditional annuity contracts, the performance obligation is satisfied when the insurance company accepts the completed application from the customer. Subsequent point of sale transactions in variable insurance and variable annuity securities occur on the trade date, and commission revenues are recognized accordingly. Insurance policies and annuity contracts are also subject to a free look provision which grants the customer a certain number of days after receiving the policy or contract to terminate the policy or contract and receive a penalty-free refund of the premiums paid. The free look provision typically contains terms ranging from 10 to 30 days for the customer to exercise the provision. The Company does not expect that a customer will exercise the free look provision and considers the likelihood to be remote as it occurs in a very small percentage of sales. Also due to the short-term timing and likelihood of significant impact to the financial statements, the Company therefore considers the performance obligation satisfied at the point of sale.

Point of sale transactions for registered investment company shares, equity and debt securities listed on an exchange or over-the-counter market, alternative investments, municipal securities, and other investments, which includes transactions for option contracts, occur when the Company satisfies its performance obligation at the time the trade or sale is filled, or on the trade date.

The amount of commission revenues earned, and the transaction price for point of sale transactions, are determined as a percentage of the sale amount and vary depending upon the type of investment, commission breakpoints, and selected share class and/or investment options. The commission percentage is agreed upon between the Company and the product provider through Distribution Agreements for application-way sale transactions. For customer securities transactions executed through the clearing firm, the amount of the commission or dealer concession for the transaction is determined by the applicable commission rate or mark-up charged to the customer by the Company.

The Company recognizes clearing and execution costs associated with point of sale transactions that are transacted with the clearing firm. The clearing firm assesses the costs to the Company in accordance with the agreed upon pricing in the Clearing Agreement, and the Company recognizes the expense when the performance obligation is satisfied which is included in clearing and brokerage expenses.

The Company also receives compensation in the form of 12b-1 fees. These fees are earned in accordance with the requirements of Rule 12b-1 under the Investment Company Act of 1940, typically for the Company's efforts in distribution, marketing of the securities, and servicing customer accounts. The 12b-1 fees are earned over time and are determined as a percentage of the customer's average net assets in the security or investment. This variable consideration is constrained until the market value of the security or investment is determinable.

Total commission revenues disaggregated by investment product category for 2019 were as follows:

Variable life and annuity commissions and 12b-1	$19,758,419
Life, annuity, and index annuity	15,501,536
Mutual funds and 12b-1	8,720,124
Equity securities	339,523
Fixed income securities	191,150
Municipal securities and 529 plans	382,301
Alternative investment securities	1,256,868
Other	201,666
	$46,351,587

Account Fees and Other Charges
Account fees and other charges in the statement of income are fees and other revenues earned from the Company's relationship with the clearing firm that are unrelated to customer trade executions and revenue sharing agreements for interest earned from customer margin and sweep accounts. These revenues are derived from direct customer account charges and other non-customer transactions. Revenues from direct customer account fees for mailing and shipping, account inactivity fees, and other account service charges are earned when the services are provided or when assessed to the customer.

Representative Fees
Representative fees consist of monthly fixed amounts charged to registered representatives for being affiliated with the Company. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, and the handling of errors and omissions insurance premiums. Registered representatives agree to the fees along with other expenses, indemnifications, and the requirements for being associated with the Company. The revenues from the representative fees are recognized on an ongoing monthly basis as long as the registered representative remains registered with the Company. In limited circumstances, a registered representative who is also an investment adviser representative ("IAR") with Sigma Planning Corporation ("SPC"), an investment adviser registered with the SEC and related party (Note 4), may elect to have the ongoing representative fees charged to their earnings with SPC. Such arrangements are very limited, and the revenues are recognized by SPC.

Interest
The Company earns interest on its cash balances on deposit with financial institutions (Note 6) and from revenue sharing agreements. A majority of the interest income is earned on customer deposits in customer cash sweep accounts and money market funds at NFS. NFS credits the Company interest as agreed upon in the Clearing Agreement in which the Company is credited with a percentage of the interest that NFS earns on certain deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Sponsorship Revenues
Sponsorship revenues are earned by providing investment product companies the opportunity to market their services and products to the Company's registered representatives. The sponsor participants are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company, SPC, and Sigma Financial

Corporation ("SFC"), a broker-dealer registered with the SEC and a related party. The Company offers multiple levels of marketing arrangements, with each level providing different benefits to the participants for the calendar year. A majority of the marketing arrangements are for a fixed amount per calendar year which are further characterized by different levels of benefits. Some participants elect a variable rate marketing agreement which is based upon a percentage of current year sales and may contain a minimum cost commitment. The benefits to the participants of the marketing agreement are realized throughout the year as the Company's obligations are completed. The Company recognizes the revenues on a monthly basis over the contract period, or on a quarterly basis in the case of variable commitments. Sponsorship payments received in advance of being earned are recorded as unearned revenues and subsequently recognized as revenue when the performance obligation is met. Unearned revenue balances for sponsorships as of January 1, 2019 and December 31, 2019 consisted of $10,000 and $6,500, respectively, of which the Company recognized the $10,000 of prior year unearned revenues in 2019.

Other Revenues
Other revenues include $94,123 for license and registration processing fees for registered representatives, $162,419 for software and subscription revenues charged to registered representatives, and $66,591 in various other revenues the Company earns in the normal course of business. Other revenues derived from these sources are controlled at the then prevailing rates through the Associated Person Agreements executed by registered representatives upon associating with the Company. Revenues are recognized for registration services when the process is completed by the Company and on a monthly basis for subscription services.

The balances for assets and liabilities related to contracts with customers as of January 1, 2019 and December 31, 2019 were as follows:

Contract Receivable	01/01/19	12/31/20
Commissions receivable	$1,709,650	$2,208,239
Receivable from clearing broker for:		
Commissions	26,163	51,564
Account fees and other charges	34,899	35,672
Receivable from representatives	31,703	49,715
Interest receivable	21,006	12,516
Sponsorships included in other receivables	42,090	30,748
	$1,865,511	$2,388,454

Expenses
Commission expense is the amount that is due to registered representatives for their commissions earned on customer securities transactions, insurance contracts, and 12b-1 fees. The commission expense is calculated using a commission rate percentage multiplied by the qualifying dealer concessions or applicable commission revenues. The commission rate percentage varies for each registered representative according to the agreed upon terms in the Associated Person Agreement or other agreements. The Company accrues the commission expense when incurred in accordance with its revenues recognition policies for commission revenues.

Management fee expenses are costs incurred from the Company's relationship with B/D Ops, LLC ("BD Ops"), a related party, for services provided to the Company (Note 4).

The Company incurs insurance expenses related to errors and omissions insurance policies, fidelity bonds, and other various insurance expenses. A majority of insurance expense in the statement of income is from errors and omissions insurance policy coverage which is procured annually. The costs for insurance-related premiums are amortized and expensed over the policy period.

Litigation and legal fees are expenses associated with arbitrations, mediations, litigation, and complaints that are brought against the Company by customers. These expenses relating to customer claims include arbitration filing fees, court filing fees, expert witness costs, attorney fees, estimates for losses, and actual losses (Note 5). Also included are expenses for general attorney fees for consulting services, industry research, and other engagements.

Regulatory and licensing expenses are amounts assessed to the Company by FINRA, state regulatory agencies, and the Securities Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and trade execution services that are provided by NFS. Transactions not related to trade execution services that NFS provides to the Company include account maintenance, customer account custodial services, trade confirmations, and account statements. Technology and postage-related expenses charged to the Company by NFS are recorded in computer support and software expenses and other expenses, respectively.

The Company utilizes numerous software programs and related systems that are included in computer support and software. Various systems and related software are used by the Company and/or registered representatives for financial planning, asset allocation, customer account servicing, record-keeping, and compliance. The Company continuously assesses the technology requirements of its operations along with innovations in the financial industry. When implementing new technology systems or changes to existing ones, the cost of purchasing, subscribing to, implementing, and development can have a material impact on the financial statements. During the evaluation and planning process, management considers the benefits and ways to mitigate the financial impact to the Company.

Other expenses in the statement of income include interest expense of $10,650 and expenses related to accounting, bad debt expenses, bank service charges, conferences, consultants not related to litigation or legal matters, depreciation, postage and freight, insurance including errors and omissions, fidelity bonds, amortized costs related to forgivable loans and signing bonuses for registered representatives, state assessments and fees for doing business in those states, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $12,090 which are expensed when incurred.

Income Taxes

The Company is organized as a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Under such provisions, the Company is not subject to federal income tax. The Company's members are liable for the taxes, if any, on their distributive share of income.

FASB ASC Topic 740, *Income Taxes*, requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable

tax authority. Any tax positions that do not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2019, management has determined there are no material uncertain income tax positions.

2. Fair Value Measurement

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The assets and liabilities in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC Topic 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level 1 Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level 2 Other inputs that are directly or indirectly observable in the marketplace.

Level 3 Unobservable inputs which are supported by little or no market activity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The certificates of deposit are stated at cost plus accrued interest, which approximates fair value due to the relatively short maturities (13 weeks) and contracted amounts.

The Treasury Notes are recorded at cost plus accrued interest, which approximates fair value based on quoted market prices in an active market. The Company compares market prices quoted by dealers to the cost plus accrued interest to ensure a reasonable approximation of fair values.

As of December 31, 2019, the certificates of deposit and Treasury Notes have fair values of $1,004,222 and $747,709, respectively, and are categorized in Level 2 of the fair value hierarchy.

The Company assesses the levels of the inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

3. Member's Equity

The Company made periodic distributions to its members during 2019 in the aggregate amount of $1,634,656 based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in member's equity. As of December 31, 2019, $50,351 was payable and recorded in accounts payable and other liabilities in the statement of financial condition.

Certain states require flow-through withholding of the member's distributive income due to the limited liability status. The Company makes payment to those states on behalf of the members in addition to any composite tax returns that the Company has elected to file.

4. Related Party Transactions

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a company owned by the members of the Company.

BD Ops has separate written management services agreements with the Company, SFC, and SPC, all of which are related parties by common ownership. Under the agreement between BD Ops and the Company, BD Ops provides services to the Company and in return the Company pays a management fee expense to BD Ops for the services rendered.

The total management expenses earned by BD Ops are allocated among the Company, SFC, and SPC based on their pro-rata share of their combined cash receipts from dealer concessions and advisory and consulting revenues, and their pro-rata share of their combined number of registered representatives and IARs. For the year ended December 31, 2019, the Company recorded management expenses of $4,123,572 in the statement of income. As of December 31, 2019, the Company recorded management fees payable to related party of $91,733 in accordance with the management agreement on the statement of financial condition.

5. Commitments and Contingencies

The Company is subject to litigation, arbitrations, mediations, and regulatory actions in the ordinary course of its business. The Company has two pending claims that have been filed against the Company for alleged damages of approximately $100,000 in total relating to the execution of securities transactions.

Management, with the assistance of legal counsel, evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC Topic 450, *Contingencies*, the Company recorded a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made.

For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss, in accordance with FASB ASC Topic 450. The Company has nonetheless recorded an estimate for the defense costs of such claims. Further, these claims in which a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration may nonetheless be material.

As of December 31, 2019, the Company has recorded a loss contingency of $95,400 in accounts payable and other liabilities for potential losses and costs associated with the defense of these customer claims. The amount of the loss contingency is included in litigation and legal fees in the statement of income.

The Company was involved in an enforcement investigation with FINRA regarding the supervision of the sale and distribution of leveraged and inverse exchange-traded funds. The Company agreed to an acceptance, waiver, and consent with FINRA which included a financial penalty of $20,000 and was resolved in 2019.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made and none have been recorded.

6. Concentrations of Credit Risk

The Company maintains its cash balances at several financial institutions. The cash balances at commercial banks are insured by the FDIC up to $250,000. As of December 31, 2019, the Company had cash balances in excess of FDIC insurance limits of $2,901,551. The Company also has cash balances at other financial institutions that are not covered by the FDIC. These cash balances have uninsured amounts of $1,417,952 as of December 31, 2019.

7. Guarantees and Indemnification

FASB ASC Topic 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Pursuant to the Clearing Agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances, and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due, or satisfy margin requirements. The Company's policy is to minimize the related off-balance-sheet risk and exposure through the use of a variety of exposure reporting and control procedures.

For application-way customer transactions, the Company has entered into Distribution Agreements with registered investment companies, insurance companies, and other investment providers. The Distribution Agreements commonly include indemnification provisions against the Company for certain losses incurred by the parties as a result of certain actions, breaches, errors, or omissions by the Company or its registered representatives.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on its prior experience, the Company expects the risk of a material loss to be remote. As of December 31, 2019, there has not been a material reimbursement request received or outstanding.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Exchange Act Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000 or 6⅔ percent of aggregate indebtedness, whichever is greater, as these terms are defined in Rule 15c3-1. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $4,901,045, an amount $4,651,045 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.64 to 1.

The Company claims exemption from the reserves and custody requirements of Exchange Act Rule 15c3-3 pursuant to subsections (k)(2)(i) and (k)(2)(ii) thereof. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. Customer transactions are cleared through other broker-dealers on a fully disclosed basis and the Company does not hold customer funds or safeguard customer securities.

9. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

Parkland Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2019

Schedule I

Net capital		
Total member's equity qualified for net capital		$6,702,374
Deductions and/or charges		
Total non-allowable assets		
Commission receivable		722,877
Interest receivable		4,615
Receivable from representatives		53,380
Other receivables		186,769
Receivable from related parties		4,731
Fixed assets net of accumulated depreciation		12,269
Other assets		813,005
Total non-allowable assets		1,797,646
Other deductions and/or charges		-
Net capital before haircuts		4,904,728
Haircut on other securities		3,683
Net capital		$4,901,045
Aggregate indebtedness		3,137,876
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$209,192
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		250,000
Excess net capital (net capital, less net capital requirement)		$4,651,045
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$4,587,257
Ratio of aggregate indebtedness to net capital		.64 to 1

There are no material differences between the computation above and the computation included in the corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2019.

Parkland Securities, LLC
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2019 **Schedule II**

The Company claims exemption under subsections (k)(2)(i) and (k)(2)(ii) of Exchange Act Rule 15c3-3.

PARKLAND
SECURITIES, LLC
MEMBER FINRA/SIPC

Exemption Report
For Year Ended December 31, 2019

We, as members of management of Parkland Securities, LLC (the "Company"), are responsible for complying with 17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers," and for complying with subsections (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 (the "exemption provisions"). To the best of our knowledge and belief, we state the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under subsections (k)(2)(i) and (k)(2)(ii) thereof; and

2. The Company met the identified exemption provisions throughout the period from January 1, 2019 to December 31, 2019, except as follows whereby certain customer checks were not transmitted by noon of the next business day following receipt.

In 59 instances, customer checks were received at our branch offices, mailed to our Office of Supervisory Jurisdiction ("OSJ") for review and processing, and thereafter transmitted to our clearing firm no later than next business day following receipt at the OSJ, but later than noon of the next business day following the initial receipt in our branch offices. These exceptions are due to the two-business-day delay involved in sending customer checks from our branch offices to the OSJ via postal mail or courier service.

Additionally, we identified 57 checks that inadvertently were not transmitted by noon of the next business day following receipt. The following is a month-by-month breakdown of these exceptions by percentage:

Month	Number of Instances	Percentage
January	11	9.48%
February	10	8.62%
March	25	21.55%
April	9	7.76%
May	8	6.90%
June	6	5.17%
July	9	7.76%
August	11	9.48%
September	7	6.03%
October	5	4.31%
November	7	6.03%
December	8	6.91%
	116	100.00%

Parkland Securities, LLC

Brandon Rydell
Chief Financial Officer

Date 2/26/20

300 Parkland Plaza • Ann Arbor, MI 48103
Phone: 888-744-6264 • Fax: 734-663-0213 • www.parklandsecurities.com

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Parkland Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Parkland Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 28, 2020

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Member
Parkland Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Parkland Securities, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 28, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1965********************MIXED AADC 220
53482 FINRA DEC
PARKLAND SECURITIES LLC
300 PARKLAND PLZ
ANN ARBOR, MI 48103-6201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 7,729
B.	Less payment made with SIPC-6 filed (exclude interest) 07/29/19 Date Paid	(3,437)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,292
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,292

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 4,292

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Parkland Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of February, 20 20.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 49,231,774
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	43,980,079
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	99,210
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	44,079,289
2d. SIPC Net Operating Revenues	$ 5,152,485
2e. General Assessment @ .0015	$ 7,729
	(to page 1, line 2.A.)